Exhibit 99.1

News Release

RINKER GROUP SENIOR MANAGEMENT CHANGES

Rinker Group Limited (‘Rinker’) Chief Executive David Clarke announced today that Karl Watson Jr., currently head of Rinker’s Readymix business in Australia and China, will return to the U.S. to take up the position of President, Rinker Materials West Division.

Sharon DeHayes, currently President of Florida Materials and Gypsum Division, will relocate to Sydney, Australia to assume the role of Chief Executive of Readymix, reporting to Mr. Clarke.

The moves follow the departure of the current President of Rinker Materials West, Chris Murphy, who will be leaving the Rinker group effective 1 August to pursue other opportunities.

Mr. Murphy was previously Chief Executive of Kiewit Materials Corporation, which was acquired by Rinker’s US subsidiary, Rinker Materials Corporation, in September 2002.

Mr. Clarke said Mr Murphy had overseen the successful integration of Kiewit into the Rinker Materials organization, which meant that the acquisition had begun delivering returns above its cost of capital one year ahead of schedule.

“Chris has done an excellent job of integrating Kiewit into Rinker Materials”, said Mr Clarke. “His leadership and industry experience will be missed.”

Karl Watson, Jr. has been Chief Executive of Readymix since December 2001, heading a team which has significantly increased Readymix’s operating earnings over that period.  As President of Rinker Materials West, he will be based in Phoenix, Arizona and report to Mr. Clarke.

Rinker Materials West Division has revenues of more than US$700 million, 2,900 employees and annual production of 28 million tonnes (31 million tons) of aggregates, 4.9 million metres3 (6.4 million yards3) of premix concrete and 3.6 million tonnes (four million tons) of asphalt.

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Sharon DeHayes has headed the US$900 million revenue Florida Materials (concrete and concrete block) and Gypsum Supply division since late 2001, during which time profits and margins have grown strongly.  The business has recently begun a strategic expansion into new markets in northern and central Florida.

“Both Karl and Sharon have added significant shareholder value in their current positions.  Their related experiences will transfer well to their new roles, and ensure that Rinker can continue to deliver the consistent performance improvement and growth that we have worked to produce over the past several years,” said Mr. Clarke.

Mr Clarke said both Mr Watson and Ms DeHayes will continue as members of the Rinker Owners’ Team, the senior executive committee responsible for strategy and policy development and implementation.

He said Will Glusac, currently running Rinker Materials’ South Central aggregates and concrete operations in Tennessee and Kentucky, has been appointed President of Florida Materials.

Mr Glusac is highly experienced in the US heavy building materials industry.  He joined Rinker Materials in 2001 after 16 years with the US aggregates and chemicals group, Vulcan Materials Corporation.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. For the 12 months to September 2003*, Rinker’s trading revenue was A$5.5 billion (around US$3.4 billion), profit from ordinary activities before interest and tax (EBIT) was A$722 million(over US$400 million) and net cash from operating activities was A$985 million (over US$600 million). Rinker has 13,000 employees in over 730 sites across the US, Australia and China. Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

* Revenue, profit, cash flow figures for the twelve months to September 2003, are based on unaudited proforma accounts for the six months to March 2003, and audited accounts for the six months to September 2003. The proforma figures assume that Rinker, which demerged in March 2003 from CSR Limited, existed as a separate economic entity during the year.

For further information, please contact Debra Stirling on +61 2 9412 6680 or mobile/cell 0419 476 546 (international +61 419 476 546)

29 April 2004

RIN 02-05